August 10, 2010

H. Christopher Owings
Assistant Director
Unites States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-0404

Re:          ONEOK, Inc.
Form 10-K for Year Ended December 31, 2009
Filed February 23, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2010
Form 10-Q for Period Ended March 31, 2010
Filed April 29, 2010
File No.  1-13643

ONEOK Partners, L.P.
Form 10-K for Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for the Period Ended March 31, 2010
Filed April 29, 2010
File No.  1-12202

Dear Mr. Owings:

We have received your comment letter dated August 3, 2010.  Due to the timing of receipt of your letter, we were unable to address the comments in our quarterly reports on Form 10-Q for the period ended June 30, 2010, filed August 4, 2010.  However, we will comply with the comments, as applicable, in all future filings beginning with our quarterly reports on Form 10-Q for the period ending September 30, 2010.

You have asked us to provide a response within ten business days or to tell you when we will be able to provide a response. We would like to request an extension and expect to be able to file our formal response no later than September 1, 2010.

If this is not acceptable, please contact me at (918) 588-7910 or by email at derek.reiners@oneok.com.

Sincerely,

/s/ Derek S. Reiners
__________________________________________
Derek S. Reiners
Senior Vice President and Chief Accounting Officer

100 West Fifth Street · Tulsa, OK 74103-4298
P.O. Box 871 · Tulsa, OK 74102-0871
www.oneok.com